Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	June 30, 2025	December 31, 2024
Assets
Current
Cash		$1.6	$-
Accounts receivable		68.1	88.0
Risk management	8	6.0	8.4
Prepaid expenses and other		14.4	12.0
Assets held for sale	4	76.2	383.7
		166.3	492.1
Non-current
Property, plant and equipment	3	1,431.7	1,349.2
Deferred income tax	12	264.0	273.3
		1,695.7	1,622.5
Total assets		$1,862.0	$2,114.6

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$-	$0.5
Accounts payable and accrued liabilities		131.5	175.8
Current portion of long-term debt	5	48.4	3.0
Current portion of lease liabilities	6	1.8	2.1
Current portion of provisions	7	21.4	20.4
Risk management	8	5.3	1.3
Liabilities related to assets held for sale	4	-	72.2
		208.4	275.3
Non-current
Long-term debt	5	174.4	332.4
Lease liabilities	6	2.7	4.5
Provisions	7	84.1	96.0
Other non-current liabilities		-	0.6
		469.6	708.8
Shareholders’ equity
Shareholders’ capital	10	2,090.8	2,135.2
Other reserves		108.9	108.6
Deficit		(807.3)	(838.0)
		1,392.4	1,405.8
Total liabilities and shareholders’ equity		$1,862.0	$2,114.6

Subsequent events (Note 4, 8 and 10)

Commitments and contingencies (Note 13)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2025	2024	2025	2024

Production revenues	9	$136.3	$208.4	$347.3	$385.7
Processing fees	9	2.6	2.9	5.4	6.8
Royalties		(15.9)	(27.1)	(44.3)	(49.1)
Sales of commodities purchased from third parties		1.3	1.7	3.3	5.5
		124.3	185.9	311.7	348.9

Other income	9	3.9	1.7	5.7	3.8
Risk management gain (loss)	8	7.1	7.0	(5.4)	6.5
		135.3	194.6	312.0	359.2

Expenses
Operating		39.7	49.1	98.7	98.4
Transportation		11.8	13.5	28.6	25.8
Commodities purchased from third parties		1.1	1.4	2.8	4.7
General and administrative		5.0	4.9	10.6	10.4
Share-based compensation	11	(0.2)	0.9	2.7	9.9
Depletion, depreciation and impairment	3	46.7	60.9	102.0	116.8
Financing	5	8.7	12.8	21.4	24.8
Risk management loss	8	-	0.3	-	0.9
Restructuring		0.7	-	0.8	-
Transaction costs	4	2.2	1.4	4.4	1.4
Other		-	0.6	-	1.1
		115.7	145.8	272.0	294.2
Income before taxes		19.6	48.8	40.0	65.0

Deferred income tax	12	4.3	11.7	9.3	16.0

Net and comprehensive income		$15.3	$37.1	$30.7	$49.0

Net income per share
Basic		$0.22	$0.48	$0.43	$0.64
Diluted		$0.21	$0.46	$0.41	$0.61
Weighted average shares outstanding (millions)
Basic	10	70.1	76.5	71.8	76.9
Diluted	10	73.3	79.8	74.4	79.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	Note	2025	2024	2025	2024

Operating activities
Net income		$15.3	$37.1	$30.7	$49.0
Depletion, depreciation and impairment	3	46.7	60.9	102.0	116.8
Financing	5	3.6	5.1	8.8	10.4
Share-based compensation	11	2.4	2.3	4.5	4.4
Unrealized risk management loss (gain)	8	(8.8)	(3.3)	6.4	1.7
Deferred income tax	12	4.3	11.7	9.3	16.0
Decommissioning expenditures	7	(4.0)	(4.0)	(10.6)	(14.1)
Onerous office lease settlements		-	(2.2)	(0.7)	(4.5)
Change in non-cash working capital		(4.3)	(29.7)	1.5	(43.1)
		55.2	77.9	151.9	136.6
Investing activities
Capital expenditures	3	(40.2)	(59.2)	(168.6)	(173.5)
Property acquisitions	3	-	(84.9)	-	(84.9)
Property dispositions	3	210.9	-	210.9	-
Change in non-cash working capital		(59.3)	(23.6)	(28.6)	(12.4)
		111.4	(167.7)	13.7	(270.8)
Financing activities
Increase (decrease) in long-term debt	5	(125.5)	50.0	(111.0)	110.0
Issuance of term loan		-	50.0	-	50.0
Repayment of senior unsecured notes	5	(2.0)	-	(2.0)	(3.2)
Financing fees paid		(0.9)	(1.4)	(0.9)	(1.4)
Lease liabilities settlements	6	(0.5)	(0.5)	(1.1)	(1.0)
Exercised compensation plans		0.2	0.4	(1.6)	(1.2)
Repurchase of common shares	10	(36.6)	(8.7)	(46.2)	(19.2)
Tax paid on repurchase of common shares		-	-	(0.7)	-
		(165.3)	89.8	(163.5)	134.0

Change in cash and cash equivalents		1.3	-	2.1	(0.2)
Cash and cash equivalents (overdraft), beginning of period		0.3	0.3	(0.5)	0.5
Cash and cash equivalents, end of period		$1.6	$0.3	$1.6	$0.3

Supplementary information
Cash interest paid		$2.0	$4.2	$13.0	$14.4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2025		$2,135.2	$108.6	$(838.0)	$1,405.8
Net and comprehensive income		-	-	30.7	30.7
Share-based compensation	11	-	4.5	-	4.5
Issued on exercise of equity compensation plans	10	2.6	(4.2)	-	(1.6)
Repurchase of common shares for cancellation	10	(46.2)	-	-	(46.2)
Tax on repurchases of common shares	10	(0.8)	-	-	(0.8)
Balance at June 30, 2025		$2,090.8	$108.9	$(807.3)	$1,392.4

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2024		$2,175.1	$104.1	$(635.4)	$1,643.8
Net and comprehensive income		-	-	49.0	49.0
Share-based compensation	11	-	4.4	-	4.4
Issued on exercise of equity compensation plans	10	2.5	(3.7)	-	(1.2)
Repurchase of common shares for cancellation	10	(19.2)	-	-	(19.2)
Tax on repurchases of common shares	10	(0.3)	-	-	(0.3)
Balance at June 30, 2024		$2,158.1	$104.8	$(586.4)	$1,676.5

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in millions of Canadian dollars except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2024. Additionally, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2024.

These interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2025.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$8,417.0	$11,223.8
Capital expenditures (1)	149.0	343.1
Property acquisitions	14.7	84.9
Property dispositions	-	(1.5)
Transfer to assets held for sale	-	(3,256.0)
Net decommissioning changes	(5.4)	22.7
Balance, end of period	$8,575.3	$8,417.0

(1)
Capital expenditures totaled $168.6 million including $19.6 million associated with the disposed Pembina assets.

Accumulated depletion and depreciation	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$7,073.2	$9,287.0
Depletion and depreciation	87.8	245.3
Impairment (reversal)	(14.1)	415.3
Transfer to assets held for sale	-	(2,874.4)
Balance, end of period	$7,146.9	$7,073.2

		As at
Net book value	June 30, 2025	December 31, 2024
Total	$1,428.4	$1,343.8

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$14.8	$14.8
Additions (dispositions)	(1.2)	-
Balance, end of period	$13.6	$14.8

Accumulated amortization	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$9.4	$7.6
Amortization	0.9	1.8
Balance, end of period	$10.3	$9.4

		As at
Net book value	June 30, 2025	December 31, 2024
Total	$3.3	$5.4

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	June 30, 2025	December 31, 2024
Oil and Gas assets/Facilities, Corporate assets	$1,428.4	$1,343.8
Right-of-use assets	3.3	5.4
Total	$1,431.7	$1,349.2

At June 30, 2025, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units ("CGUs").

During the first six months of 2025, we recorded a $14.2 million impairment reversal (2024 - $2.5 million) in our Legacy CGU due to a reduction in the decommissioning liability in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed or recovered each period.

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

		As at
	June 30, 2025	December 31, 2024
Assets held for sale
Prepaid expenses and other	$-	$2.1
Investment in InPlay Oil Corp.	76.2	-
Property, plant and equipment	-	381.6
	$76.2	$383.7
Liabilities related to assets held for sale
Current portion of decommissioning liability	$-	$5.8
Non-current portion of decommissioning liability	-	66.4
	$-	$72.2

On April 7, 2025, the Company closed the disposition (the "Pembina Disposition") of our operated Pembina assets (the "Pembina Assets") to InPlay Oil Corp. ("InPlay"). Total consideration for the transaction included approximately $211 million of cash (inclusive of interim closing adjustments), 9,139,784 million common shares of InPlay ("InPlay Shares") and a $15 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property.

On close of the transaction, the Company classified our InPlay Shares as held for sale resulting in the investment being measured at the lower of its carrying value and fair value less costs to sell. The valuation of the InPlay Shares was based on InPlay's closing share price on April 7, 2025 of $8.34 per InPlay Share which compared to $9.01 per InPlay Share at June 30, 2025 (Level 1 fair value).

In 2025, prior to the close of the Pembina Disposition, the Company had classified the Pembina assets as held for sale. The Pembina Assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a non-cash, before tax, impairment loss of $27.4 million, which included an impairment loss of $15.4 million in the second quarter of 2025, primarily due to the decrease in value of the InPlay Shares at closing.

These impairment expenses were recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Income.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Subsequent to June 30, 2025, the Company announced that a third party made a non-binding offer to Obsidian Energy to acquire the Company’s entire common share position in InPlay, consisting of 9,139,784 InPlay Shares, at a price per InPlay Share in excess of the $9.59 closing price for such shares on the Toronto Stock Exchange ("TSX") as of July 15, 2025.

The Company has entered into negotiations with the third party and InPlay in respect of the potential transaction outlined in the non-binding offer and has agreed to engage exclusively with the third party in respect of the potential transaction until August 1, 2025.

5. Long-term debt

		As at
	June 30, 2025	December 31, 2024
Syndicated credit facility	$114.0	$225.0
Senior unsecured notes
11.95% $112.2 million, maturing July 27, 2027	112.2	114.2
Total	226.2	339.2
Unamortized discount of senior unsecured notes	(0.9)	(1.1)
Deferred financing costs	(2.5)	(2.7)
Total long-term debt	$222.8	$335.4

Current portion	$48.4	$3.0
Non-current portion	$174.4	$332.4

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The aggregate amount available under the syndicated credit facility is $235.0 million and the revolving period and maturity dates are set at May 31, 2026 and May 31, 2027, respectively.

At June 30, 2025, the Company had senior unsecured notes outstanding totaling $112.2 million which mature on July 27, 2027. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

In April 2025, the Company repurchased $2.0 million of our senior unsecured notes on the open market at a price of $1,027.5 per $1,000 principal amount.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million (including open market purchases), which has been reduced to $48.4 million based on previous Repurchase Offers and open market purchases. The obligation to make a Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. For the first six months of 2025, based on free cash flow available and our liquidity estimates we expect to make a $48.4 million Repurchase Offer in August 2025. This amount was recorded within the current portion of long-term debt at June 30, 2025.

At June 30, 2025, letters of credit totaling $4.3 million were outstanding (December 31, 2024 – $4.4 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Interest	$5.1	$7.7	$12.6	$14.4
Accretion on decommissioning liability	2.7	4.1	7.3	8.3
Accretion on office lease provision	-	0.1	-	0.3
Accretion on discount of senior unsecured notes	0.1	0.1	0.2	0.2
Accretion on lease liabilities	0.1	0.2	0.2	0.3
Loss on repurchased senior unsecured notes	0.1	-	0.1	0.1
Deferred financing costs	0.6	0.6	1.0	1.2
Financing	$8.7	$12.8	$21.4	$24.8

6. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$6.6	$8.0
Additions (dispositions)	(1.2)	-
Accretion charges	0.2	0.6
Lease payments	(1.1)	(2.0)
Balance, end of period	$4.5	$6.6

Current portion	$1.8	$2.1
Non-current portion	$2.7	$4.5

7. Provisions

	As at
	June 30, 2025	December 31, 2024
Decommissioning liability	$105.5	$115.7
Office lease provision (1)	-	0.7
Total	$105.5	$116.4

Current portion	$21.4	$20.4
Non-current portion	$84.1	$96.0

(1)
The office lease provision represented the leased office space which expired in January 2025.

Decommissioning liability

At June 30, 2025, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2024 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2024 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At June 30, 2025, the total decommissioning liability on an undiscounted, uninflated basis was $317.2 million (December 31, 2024 - $357.0 million).

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$115.7	$172.6
Net liabilities added (1)	0.3	2.0
Acquisition	-	0.4
Increase (decrease) due to changes in estimates	(6.3)	20.3
Liabilities settled	(10.6)	(23.9)
Transfers to liabilities for assets held for sale	(0.9)	(72.2)
Accretion charges	7.3	16.5
Balance, end of period	$105.5	$115.7

Current portion	$21.4	$19.7
Non-current portion	$84.1	$96.0

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

8. Risk management

Financial instruments consist of cash (overdrafts), accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At June 30, 2025, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At June 30, 2025 and December 31, 2024, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$7.1	$11.8
Unrealized gain (loss) on financial instruments:
Oil	(5.8)	3.3
Natural gas	(0.6)	(8.5)
Electricity	-	0.5
Total fair value, end of period	$0.7	$7.1

Current asset portion	$6.0	$8.4
Current liability portion	$(5.3)	$(1.3)

Obsidian Energy had the following financial instruments outstanding as at June 30, 2025. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

	Notional Volume (bbl/d)	Remaining Term	Price (C$/bbl)	Fair value (millions)
Oil
WTI Swap	12,375	July 2025	$86.29	$(0.7)
WTI Swap	8,500	August 2025	91.46	1.4
WTI Swap	4,500	September 2025	95.66	1.4
WCS Differential	1,750	Q3 2025	(17.21)	(0.6)
WCS Differential	6,000	July - December 2025	(19.30)	(3.8)
MSW Differential	500	Q3 2025	$(6.59)	$(0.2)
Total oil				$(2.5)

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)	Fair value (millions)
Natural Gas
AECO Swap	25,118	July 2025 - October 2025	$2.24	$2.7
AECO Swap	13,033	November 2025 - March 2026	3.55	0.3
AECO Collar	1,896	July 2025 - October 2025	$2.11 - 2.64	$0.2
Total natural gas				$3.2

Total				$0.7

Subsequent to June 30, 2025, the Company entered into the following additional financial instruments:

	Notional Volume (bbl/d)	Remaining Term	Price (C$/bbl)
Oil
WTI Swap	3,250	August 2025	$88.81
WTI Swap	5,000	September 2025	$89.06
WTI Swap	7,500	October 2025	$90.67
WTI Swap	4,500	November 2025	$90.47
WTI Swap	4,000	December 2025	$90.23

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)
Natural Gas
AECO Swap	6,635	April 2026 - October 2026	$2.64

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Realized
Settlement of oil contracts loss	$(2.1)	$(0.4)	$(2.3)	$(0.4)
Settlement of natural gas contracts gain	0.4	4.4	3.3	8.2
Total realized risk management gain (loss)	$(1.7)	$4.0	$1.0	$7.8

Unrealized
Oil contracts gain (loss)	$4.5	$0.2	$(5.8)	$(0.1)
Natural gas contracts gain (loss)	4.3	2.8	(0.6)	(1.2)
Total unrealized risk management gain (loss)	8.8	3.0	(6.4)	(1.3)
Risk management gain (loss)	$7.1	$7.0	$(5.4)	$6.5

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, supply cost risk, geopolitical risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

The government of the United States of America continues to employ a tariff strategy on goods that are sourced in Canada and around the world. If tariffs are enforced for a prolonged period of time, it could impact the demand for energy products and, in turn, commodity prices. Production costs and supply chain expenses could also be impacted depending on the products that have tariffs placed on them. The Company will continue to monitor this situation.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.

9. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Oil	$119.2	$185.6	$301.6	$335.0
NGLs	7.9	14.2	22.7	27.0
Natural gas	9.2	8.6	23.0	23.7
Production revenues	136.3	208.4	347.3	385.7
Processing fees	2.6	2.9	5.4	6.8
Oil and natural gas sales	138.9	211.3	352.7	392.5
Other income	3.9	1.7	5.7	3.8
Oil and natural gas sales and other income	$142.8	$213.0	$358.4	$396.3

Other income consists of road use income and dividends received from our investment in InPlay. During the second quarter of 2025, InPlay paid a cash dividend of $0.09 per common share per month, resulting in the Company receiving $2.5 million during the period.

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2023	77,588,538	$2,175.1
Issued pursuant to equity compensation plans (1)	581,084	2.5
Repurchase of common shares for cancellation	(4,484,820)	(41.7)
Tax on repurchases of common shares (2)	-	(0.7)
Balance, December 31, 2024	73,684,802	2,135.2
Issued pursuant to equity compensation plans (1)	557,575	2.6
Repurchase of common shares for cancellation	(6,533,704)	(46.2)
Tax on repurchases of common shares (2)	-	(0.8)
Balance, June 30, 2025	67,708,673	$2,090.8

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with common share repurchases less common share issuances under the Company's share-based compensation plans.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Pursuant to our return of capital initiative to our shareholders, the Company has a normal course issuer bid ("NCIB") with the TSX. Purchases under the NCIB will continue to be subject to having $65 million of liquidity and complying with the terms of our current credit facilities. During the first six months of 2025, the Company utilized the NCIB which resulted in 6,533,704 common shares being repurchased and canceled at an average price of $7.06 per share for total consideration of $46.2 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

Subsequent to June 30, 2025 and up to July 29, 2025, the Company repurchased and cancelled an additional 615,800 common shares at an average price of $8.01 per share for total consideration of $4.9 million.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2025	2024	2025	2024
Basic	70.1	76.5	71.8	76.9
Dilutive impact (1)	3.2	3.3	2.6	2.9
Diluted	73.3	79.8	74.4	79.8

(1)
Includes impact of stock options and restricted share units.

11. Share-based compensation

Share-based compensation expense relates to options ("Options") to acquire common shares granted under the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

The DSU's and PSU's follow the liability method of accounting where the change in share price at the balance sheet date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

Share-based compensation consisted of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
DSUs	$(1.5)	$(1.8)	$(1.2)	$2.6
PSUs	(1.1)	0.2	(0.6)	1.8
NTIP (1)	-	0.2	-	1.1
Liability based incentive plans	$(2.6)	$(1.4)	$(1.8)	$5.5

RSUs	$1.9	$1.7	$3.6	$3.4
Options	0.5	0.6	0.9	1.0
Equity based incentive plans	2.4	2.3	4.5	4.4
Share-based compensation	$(0.2)	$0.9	$2.7	$9.9

(1)
Restricted awards outstanding under the Non-Treasury Incentive Award Plan ("NTIP") were classified as a liability and were settled in cash. There were no outstanding restricted awards under the NTIP at June 30, 2025.

The share price used in the fair value calculation of the DSU and PSU obligations at June 30, 2025 was $7.58 per share compared to $8.36 per share on December 31, 2024 and $10.24 per share on June 30, 2024. The weighted average trading price of the Company's common shares was $7.40 for the first six months of 2025 (2024 - $10.09).

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Restricted and Performance Share Unit plan

Restricted Share Unit grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Six months ended June 30, 2025	Year ended December 31, 2024
Outstanding, beginning of period	1,559,563	1,290,042
Granted	855,290	713,910
Vested (1)	(520,950)	(363,484)
Forfeited	(16,065)	(80,905)
Outstanding, end of period	1,877,838	1,559,563

(1)
Vested RSUs settled in shares.

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Six months ended June 30
	2025	2024
Average fair value of RSUs granted (per RSU)	$7.50	$9.65
Expected life of RSUs (years)	3.0	3.0
Expected forfeiture rate	0.1%	0.1%

Performance Share Unit grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheet as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

PSUs (number of shares equivalent)	Six months ended June 30, 2025	Year ended December 31, 2024
Outstanding, beginning of period	635,910	896,690
Granted	438,140	271,940
Vested (1)	(124,610)	(532,720)
Outstanding, end of period	949,440	635,910

(1)
Vested PSUs settled in cash.

	As at
PSU liability	June 30, 2025	December 31, 2024
Current	$-	$1.5
Non-current	-	0.6
Total	$-	$2.1

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Option Plan

The Option Plan allows the Company to issue Options to officers, employees, directors and other service providers.

	Six months ended June 30, 2025		Year ended December 31, 2024
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,240,120	$4.59	2,305,489	$3.30
Granted	521,070	7.46	336,210	9.65
Exercised (1)	(296,852)	1.16	(401,579)	1.39
Forfeited	(2,430)	9.65	-	-
Outstanding, end of period	2,461,908	$5.61	2,240,120	$4.59
Exercisable, end of period	1,623,707	$4.19	1,414,406	$3.51

(1)
Exercised Options were settled in shares.

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Six months ended June 30
	2025	2024
Average fair value of Options granted (per Option)	$4.35	$6.41
Expected volatility	69.5%	76.7%
Expected life of Options (years)	4.8	4.5
Expected forfeiture rate	0.1%	0.2%

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheet as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Six months ended June 30, 2025	Year ended December 31, 2024
Outstanding, beginning of period	1,960,272	1,893,280
Granted	47,709	66,992
Outstanding, end of period	2,007,981	1,960,272

	As at
DSU Liability	June 30, 2025	December 31, 2024
Current	$15.3	$16.5
Total	$15.3	$16.5

At June 30, 2025, the Company had no outstanding DSUs that were redeemable.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

12. Deferred income tax asset

	Six months ended June 30, 2025	Year ended December 31, 2024
Balance, beginning of period	$273.3	$210.8
Deferred income tax (expense) recovery	(9.3)	62.5
Balance, end of period	$264.0	$273.3

The Company has recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

13. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY SECOND QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16